Jason Day

PHONE: (303) 291-2362

FAX: (303) 291-2462

EMAIL: JDay@perkinscoie.com

December 2, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Mindspeed Technologies, Inc.

Schedule TO-T Filed by M/A-COM Technology Solutions Holdings, Inc.

and Micro Merger Sub, Inc.

Filed November 19, 2013

File No. 005-79645

Dear Ms. Chalk:

We are submitting this letter on behalf of Micro Merger Sub, Inc. (“Purchaser”) and M/A-COM Technology Solutions Holdings, Inc. (“MACOM”) in response to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 26, 2013 (the “Comment Letter”), relating to the above-referenced Schedule TO filed by Purchaser and MACOM on November 19, 2013 (the “Schedule TO”), as amended by Amendment No. 1 to the Schedule TO filed on November 26, 2013.

In response to the comments set forth in the Comment Letter, Purchaser and MACOM are filing Amendment No. 2 to the Schedule TO concurrently with this response letter. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Offer to Purchase, filed as Exhibit (a)(1)(A) to the Schedule TO, as amended (the “Offer to Purchase”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced below the original text of the Staff’s comments followed by the responses.

Ms. Christina Chalk

December 2, 2013

Offer to Purchase, dated November 19, 2013

7. Certain Information Concerning Mindspeed, page 12

1.	Refer to the following sentence on page 12: “None of Purchaser, MACOM, the Information Agent or the Depositary take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by Mindspeed to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to Purchaser, MACOM, the Information Agent or the Depositary.” You may not disclaim responsibility for your disclosure. Please revise accordingly.

Response: Purchaser and MACOM have revised the first paragraph of Section 7 of the Offer to Purchase entitled “Certain Information Concerning Mindspeed” to delete the sentence referenced by the Staff, above.

15.     Conditions to the Offer, page 43

2.	Refer to the following sentences on page 44: “The foregoing conditions are for the sole benefit of MACOM and us and, except for the Regulatory Condition, may be waived by MACOM and us, in whole or in part at any time and from time to time prior to the Expiration Date, in the sole discretion of MACOM and us; provided that the Minimum Condition may be waived by MACOM and us only with the prior written consent of Mindspeed, which may be granted or withheld in Mindspeed’s sole discretion. The failure by MACOM or us at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time, provided that all conditions to the Offer, other than the Regulatory Condition, will be satisfied or waived on or before the Expiration Date.” If an event triggers a listed offer condition, and the bidder determines to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition and, depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and circulate new disclosure, as indicated on page 4. In addition, when an offer condition is triggered by events that occur before the expiration of the offer, the bidder should inform target stockholders how the bidder intends to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidder’s understanding in the response letter. See Exchange Act Rule 14d-3(b)(1) and Rule 14d-4(d)(1).

Response: In response to the Staff’s comment, Purchaser and MACOM has authorized us to confirm their understanding that (i) if a condition to the Offer is triggered, and they decide to proceed with the Offer, this constitutes a waiver of the triggered condition, and, depending on the materiality of the waived condition and the number of days remaining in the Offer, Purchaser and MACOM may be required to extend the Offer and circulate new disclosure; and (ii) any decision as to how Purchaser and MACOM will proceed following the triggering of a condition to the Offer prior to the expiration of the Offer (other than a condition the satisfaction of which may be determined only upon expiration of the Offer) would be disclosed to the Mindspeed stockholders promptly to the extent required by Rules 14d-3(b)(1) and 14d-4(d)(1) of the Securities Exchange Act of 1934, as amended.

Ms. Christina Chalk

December 2, 2013

16.     Certain Legal Matters; Regulatory Approvals, page 44

Appraisal Rights, page 47

3.	We note the disclosure stating that a stockholder must deliver the written demand for appraisal of shares “within the later of the consummation of the Offer and December 9, 2013,” both of which would occur prior to the consummation of the merger. Please revise to clarify precisely when the consummation of the offer will occur. For instance, clarify whether this means the expiration time, the time the bidder accepts the tendered shares, or the time of settlement.

Response: Purchaser and MACOM have revised Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” to clarify that the consummation of the Offer will occur at the Acceptance Time.

Form of Letter of Transmittal

4.	Please delete the language in the letter of transmittal requiring a tendering stockholder to acknowledge or certify that he or she “understands” or “recognizes” the terms of the tender offer. While we do not object to language confirming that tendering security holders agree with the offer terms, it is inappropriate for the bidder to require representations that operate as a disclaimer or waiver of rights. See Exchange Act Section 29(a).

Response: Purchaser and MACOM have revised the Letter of Transmittal to delete the language requiring a tendering stockholder to acknowledge or certify that he or she “understands” or “recognizes” the terms of the Offer.

* * * *

We have been authorized on behalf of Purchaser and MACOM to confirm that:

•	each of Purchaser and MACOM is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	neither Purchaser nor MACOM may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Christina Chalk

December 2, 2013

If the Staff has any questions or comments concerning these responses, please feel free to contact me at (303) 291-2362. Thank you for your time and consideration.

Respectfully submitted,

PERKINS COIE LLP

/s/ Jason Day
Jason Day

cc: Clay B. Simpson, M/A-COM Technology Solutions Holdings, Inc.